March 26, 2014

VIA EDGAR CORRESPONDENCE

Mr. Mark P. Shuman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabre Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed March 10, 2014

Amendment No. 2 to Registration Statement on Form S-1

Filed March 14, 2014

File No. 333-193438

Dear Mr. Shuman:

On behalf of our client, Sabre Corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated March 25, 2014, with respect to the above referenced Amendment No. 1, filed on March 10, 2014, and Amendment No. 2, filed on March 14, 2014, to the Registration Statement on Form S-1 filed on January 21, 2014 (the “Registration Statement”).

The Company has filed today Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 3.

Mr. Mark P. Shuman

Securities and Exchange Commission

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 3.

General

1.	We are in receipt of your requests for confidential treatment dated March 10, 2014 in connection with Exhibits 2.1, 10.41, 10.42 and 10.43. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

The Company acknowledges the Staff’s comment and confirms that it will address any comments to its request for confidential treatment that it may receive via separate letter. The Company also acknowledges that the Staff will need a reasonable period of time to review responses to such separate letter prior to effectiveness of the Registration Statement.

2.	We note your response to prior comment 5. Please also relocate the information provided on pages ii and iii so that it appears after the risk factor section.

In response to the Staff’s comment, the Company has relocated the information referenced in the Staff’s comment to pages 58-59.

Cover Page

3.	We note the cover page has been amended to include the names of 13 underwriters. Please tell us if each of the named underwriters is a “lead or managing underwriter” within the meaning of Item 501(a)(8) of Regulation S-K and, if so, the facts on which such determinations were based. Advise also why the names of certain underwriters are disclosed more prominently on the cover page. We may have further comment.

The Company advises the Staff that Morgan Stanley, Goldman, Sachs & Co., BofA Merrill Lynch and Deutsche Bank Securities are lead underwriters and the representatives of the underwriters to be listed on the cover page of the prospectus. In addition, the Company advises the Staff that the underwriters included below Morgan Stanley, Goldman, Sachs & Co., BofA Merrill Lynch and Deutsche Bank Securities on the prospectus cover page are “managing underwriters” for purposes of the rules and regulations of the Commission. Under Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, the term “managing underwriter” includes “an underwriter (or underwriters) who, by contract or otherwise, deals with the registrant; organizes the selling effort; receives some benefit directly or indirectly in which all other underwriters similarly situated do not share in proportion to their respective interests in the underwriting; or represents any other underwriters in such matters as maintaining the

Mr. Mark P. Shuman

Securities and Exchange Commission

records of the distribution, arranging the allotments of securities offered or arranging for appropriate stabilization activities, if any.” “Managing underwriters” perform responsibilities in connection with the offering, including, among other things, due diligence, participation in drafting and/or reviewing the prospectus and the registration statement, responding to the Staff’s comments thereon, negotiating the terms of the underwriting agreement, reviewing and analyzing the registrant’s financial model, analyzing and discussing with the registrant the valuation of the registrant for purposes of determining the initial offering price range to be included in the preliminary prospectus and marketing the offering to potential accounts. Each of the firms listed on the cover page of the prospectus has performed one or more of these functions. In addition, as compensation for performing these responsibilities, each of these managing underwriters will participate in the management fee. The Company respectfully submits that each of the firms listed on the cover page of the prospectus is a “lead or managing underwriter” for the offering in accordance with Item 501(b)(8) of Regulation S-K and, consistent with common practice in initial public offerings, as the representatives of the underwriters, Morgan Stanley, Goldman, Sachs & Co., BofA Merrill Lynch and Deutsche Bank Securities are disclosed more prominently on the prospectus cover page.

Selected Historical Consolidated Financial Data, page 65

4.	It appears that certain historical amounts have been restated. Revise to describe the nature and impact of the changes on the historical financial data for all periods presented.

In response to the Staff’s comment, the Company has amended its disclosure on pages 17-18, 70-71 and 91 of the Registration Statement to describe the nature and the impact of the changes on the historical financial data for the periods presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71

5.	Please ensure that your discussion is properly updated for the changes in your results of operations and liquidity. For example, in your discussion on page 89, revise your explanation of the changes in depreciation and amortization to explain why the expense increased in 2013. Your current disclosure indicates that this expense decreased for the year ended December 31, 2013. Also, in your discussion on page 101 of the comparison between working capital as of December 31, 2012 and December 31, 2011, revise to explain that the deficit increased. Your current disclosure indicates that your working capital increased between the periods.

In response to the Staff’s comment, the Company has amended its disclosure on pages 94 and 107 of the Registration Statement to update for the changes in results of operations and liquidity, including an explanation of the changes in depreciation and amortization and the increased deficit in working capital. The Company also advises the Staff that the discussion properly reflects all changes in its results of operations and liquidity.

Mr. Mark P. Shuman

Securities and Exchange Commission

Quarterly Results of Operations, page 96

6.	In your reconciliation of Adjusted Net Income and Adjusted EBITDA, please ensure that the positive and negative amounts within each line item are clearly represented by the captions. In this regard, indicate whether parenthetical amounts represent losses or income.

In response to the Staff’s comment, the Company has amended its disclosure on pages 19, 71 and 102 of the Registration Statement to clearly represent in the captions the positive and negative amounts within each line item, as appropriate.

Liquidity and Capital Resources

Undistributed Earnings from Foreign Subsidiaries, page 106

7.	Revise to disclose the total amount of cash held overseas in order to provide an understanding of your sources of cash and the portion of total cash and cash equivalents that are not currently available to fund domestic operations without incurring taxes upon repatriation.

In response to the Staff’s comment, the Company has amended its disclosure on pages 41 and 110 to disclose the total amount of cash, cash equivalents and marketable securities held overseas for which the Company would be required to accrue and pay taxes to repatriate.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Reclassifications, page F-10

8.	You indicate that you made certain reclassifications to the prior years’ consolidated financial statements to conform to the 2013 presentation. Provide us with the basis for your conclusion that these reclassifications are not material, either individually or in the aggregate, to your consolidated financial statements. Explain what consideration was given to the disclosure requirements of ASC 250-10-50-7 to 50-9.

The Company respectfully submits that it considered the reclassifications that were made to be immaterial to our financial statements. Excluding the discontinuation of Holiday Autos, the reclassifications were as follows:

2012

Statement of Operations

•	Reclassified $420 thousand of advertising costs from cost of revenue to selling, general and administrative expenses.

Mr. Mark P. Shuman

Securities and Exchange Commission

Statement of Comprehensive Loss

•	Reclassified $3 million of comprehensive loss from the change in foreign currency translation adjustments to change in other. The purpose of this reclassification is to present our share of comprehensive income of an equity method investee, Abacus, in a single line item.

Balance Sheet

•	Reclassified $4 million of deferred tax liability from other noncurrent liabilities to deferred income taxes in the noncurrent liability portion of our balance sheet. This reclassification was made in conjunction with the adoption of ASU 2013-11 regarding liabilities for uncertain tax positions which increase or create tax loss or tax credit carryforwards be presented as a reduction to the related deferred tax asset on the face of the balance sheet. This guidance is effective for 2014 for calendar year companies, but early and retrospective adoption is permitted. The Company elected to adopt this guidance retrospectively. Since this adoption was not material to 2012 or 2013 and is not expected to be material to future periods, no disclosure was considered necessary.

Note 14, Comprehensive Income (Loss)

•	Reclassified $1 million of accumulated other comprehensive income from unrealized foreign currency translation gain to other for 2012. The purpose of this reclassification is to present our share of accumulated comprehensive income of an equity method investee, Abacus, in a single line item.

2011

Statement of Operations

•	Reclassified $1 million of advertising and other costs from cost of revenue to selling, general and administrative expenses.

Statement of Comprehensive Loss

•	Reclassified $277 thousand of comprehensive loss from the change in foreign currency translation adjustments to change in other. The purpose of this reclassification is to present our share of comprehensive income of an equity method investee, Abacus, in a single line item.

The Company respectfully submits that it does not believe that the reclassifications presented above are material to the 2011, 2012 or 2013 financial statements, nor are they expected to be material to future periods such that further disclosure in the footnotes to the Company’s financial statements is required.

Mr. Mark P. Shuman

Securities and Exchange Commission

Incentive Consideration, page F-16

9.	We note your change in terminology in response to prior comment 20 to reflect subscriber incentive expenses as incentive compensation. You also indicate that incentive compensation represents cash payments or other consideration received by travel agency customers. Revise your disclosure to further explain why these payments to customers are not characterized as a reduction to revenue.

The Company respectfully advises the Staff that the substantial majority of transaction revenue received by the Travel Network segment is collected from airline and other travel suppliers. In circumstances where the Company both pays incentive consideration to a travel agency and collects revenue from a travel agency, the amounts the Company pays to travel agencies as incentive consideration significantly exceeds any revenue collected from such travel agencies. Fees paid to the Company by such travel agencies represent elective services for software and hardware products and approximated $33 million for the year ended December 31, 2013. These amounts were recorded to revenue at the fair value of the services provided. The amount of incentive consideration paid to a travel agency is not dependent upon the election of these services by the travel agent, and is consistent with incentive consideration paid to travel agencies that do not purchase services or products from the Company. In response to the Staff’s comment, the Company has amended its disclosure on page F-16 to further explain why payments to customers are not characterized as a reduction to revenue by adding the following language:

Incentive consideration paid to the travel agency represents a commission paid to the travel agency for booking travel on the GDS and the amounts paid to travel agencies represent fair value for the services provided.

Note 3. Acquisitions

Acquisition of PRISM, page F-17

10.	Tell us how you considered the disclosure requirements of ASC 805-10-50-2(h)(1) to disclose the amounts of revenue and earnings of the acquiree since the acquisition for each of the periods presented.

The Company acknowledges the Staff’s comment and submits that ASC 805-10-50-1 requires that the acquirer disclose information that enables users of its financial statements to evaluate the nature and financial effect of a business combination that occurs either:

1.	During the current reporting period; or

Mr. Mark P. Shuman

Securities and Exchange Commission

2.	After the reporting date but before the financial statements are issued or are available to be issued.

PRISM was acquired on August 1, 2012 and therefore the relevant “current reporting period” for this acquisition is 2012 under ASC 805-10-50 and the applicable period for disclosure purposes.

The Company respectfully submits that it has determined that PRISM is immaterial for disclosure purposes under ASC 805-10-50-2(h) as, since the date of acquisition on August 1, 2012, it represented an estimated 1% of our revenue for the period from August 1, 2012 to December 31, 2012 and represented less than 2% of our net loss for the same period.

Note 17. Options and Other Equity-Based Awards, page F-49

11.	Revise to ensure that all information required by ASC 718-10-50-2 is disclosed. For example, you should disclose information about the significant modifications during each of the periods presented. You should also disclose the weighted-average period over which the unrecognized compensation expense is expected to be recognized.

In response to the Staff’s comment, the Company has amended its disclosure on pages F-51 and F-54 of the Registration Statement to include the information called for by ASC 718-10-50-2, including information about significant modifications during each period presented and the weighted average period over which the unrecognized compensation expense is expected to be recognized.

Exhibit Index, page II-7

12.	Please file as an exhibit the Management’s Stockholders’ Agreement discussed on page 229 or advise why you believe the agreement is not required to be filed.

The Company respectfully submits that it does not believe the Management Stockholders’ Agreement (the “MSA”) is required to be filed pursuant to Item 610(b)(10) of Regulation S-K because it is immaterial to the Company. The MSA grants certain rights to common stockholders of the Company who, in the aggregate, hold less than 3% of the total amount of common shares of the Company as of February 28, 2014. As a result, the Company respectfully submits that the registration obligations in the MSA do not constitute material obligations to the Company.

The Company also respectfully submits that it does not believe the MSA is required to be filed pursuant to Item 601(b)(4) of Regulation S-K. The MSA does not define the rights of holders of the common stock of the Company being registered such as inherent rights applicable to equity pursuant to a company’s articles of incorporation or bylaws as would be required to be filed pursuant to Item 601(b)(4)(i) of Regulation S-K. Instead, the MSA grants contractual rights to certain stockholders. As described above, these rights have

Mr. Mark P. Shuman

Securities and Exchange Commission

been individually granted to holders of less than 3% of the total amount of common shares of the Company and therefore do not apply to the Company’s principal stockholders, who hold approximately 97% of the shares as of February 28, 2014, or to any other shares of common stock of the Company.

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Please direct any comments or questions regarding this filing to the undersigned at (212) 225-2556 or David Lopez at (212) 225-2632.

Very truly yours,

/s/ Pamela L. Marcogliese

Pamela L. Marcogliese
Cleary Gottlieb Steen & Hamilton LLP

cc:	Melissa Walsh
Stephen Krikorian
Matthew Crispino
Securities and Exchange Commission

Sterling L. Miller
Sabre Corporation

David Lopez
Cleary Gottlieb Steen & Hamilton LLP

Craig E. Marcus
Ropes & Gray LLP